Exhibit 4.10

Global Umbrella Long-Term Incentive Plan For (non-)executives (excluding Executive Committee)

Under this Global Umbrella Long-Term Incentive Plan, different types of LTI’s (as defined herein) may be granted to eligible employees and any other eligible individuals from time to time. Any LTI so granted shall be governed by (i) the terms and conditions outlined in this Plan; (ii) a separate Award Notification for setting out additional, specific terms and conditions that apply to that particular LTI Award; (iii) any Operating Guidelines that Philips may determine; and (iv) any addendum that may apply in specific jurisdictions to comply with local laws and regulations.

Article 1

Definitions

In this Plan the following definitions shall apply:

Award Notification	:	the document issued by or on behalf of Philips which specifies the details of a specific LTI Award, such as Vesting Conditions, Vesting Date(s) and other relevant details.

Deferred Cash Incentive	:

a right granted under the Plan by Philips to an Eligible Employee to receive an amount in cash conditional upon the fulfilment of all Vesting Conditions, including the achievement of the Performance Conditions.

Divestiture	:	any sale, transfer or other divestiture of a business, subsidiary, division or other business unit of Philips or any part thereof.

Eligible Employee	:	an eligible employee or other eligible individual, as determined by Philips.

Employing Company	:	any company within the Philips group of companies and such other company as Philips may from time to time designate or approve.

Exercise Price	:	the price to be paid by the Participant to acquire a Share upon exercising a Stock Option, as specified in the relevant Award Notification.

Grant Date	:	the date at which an LTI is awarded, as specified in the relevant Award Notification.

LTI’s	:	Performance Shares, Restricted Share Rights, Stock Options, Deferred Cash Incentives, or any other type of share-based incentive granted under this Plan.

LTI Award	:	the award of an LTI to an Eligible Employee.

LTI Award Terms and Conditions	:

the terms and conditions that apply to an LTI Award, as specified in this Plan and any addendum, the Award Notification, any Operating Guidelines and any other Philips’ policies or guidelines that may apply from time to time to such LTI Award or the relevant Participant.

Nominee Account	:	an account maintained in the name of a Participant established by an administrator designated by Philips.

Operating Guidelines	:	Operating guidelines and procedures that Philips may issue from time to time to govern, inter alia, the process and settlement of LTI Awards and the administration of the Plan.

Option Period	:	the term for which a Stock Option is granted, as specified in the relevant Award Notification.

Participant	:	an Eligible Employee who has accepted any LTI Awards under this Plan.

Performance Conditions	:

one or more performance requirements or conditions set at the Grant Date specified in the relevant Award Notification that should be achieved during the relevant Performance Period and determine the Vesting level of LTI’s on the Vesting Date.

Performance Period	:	the period, as determined in the relevant Award Notification, over which the achievement of Performance Conditions is measured.

Performance Shares	:	a right granted under the Plan by Philips to an Eligible Employee to receive Shares conditional upon the fulfilment of the Vesting Conditions, including the achievement of Performance Conditions.

Philips	:	Koninklijke Philips N.V.

Plan	:	this Global Umbrella Long-Term Incentive Plan.

Restricted Share Rights	:	a right granted under the Plan by Philips to an Eligible Employee to receive Shares conditional upon the fulfilment of the Vesting Conditions.

Share	:	a common share in the capital of Philips.

Stock Exchange	:	the stock exchange of Euronext Amsterdam or the New York Stock Exchange, depending on the listing venue of the Shares underlying LTI’s.

Stock Option	:

a right granted under the Plan by Philips to an Eligible Employee to acquire one Share, subject to Vesting, and exercisable upon the Vesting Date during (the remainder of) the Option Period, against payment of the Exercise Price as specified in the relevant Award Notification.

Taxes	:	any and all taxes, duties, levies, charges or social security contributions which arise under any applicable national, state, local or supra-national laws, rules or regulations.

Vesting Conditions	:	continued employment, Performance Conditions, and any other requirements or conditions applicable to an LTI Award as specified in the LTI Award Terms and Conditions.

Vesting	:	the satisfaction of the Vesting Conditions.

Vesting Date	:	the date on which an LTI will vest, as specified in the relevant Award Notification.

Article 2

Grant, Vesting of LTI Awards and Vesting Conditions

1.

An LTI Award may be granted to an Eligible Employee, subject to (the acceptance by such Eligible Employee of) the LTI Award Terms and Conditions. An LTI Award granted to any such Eligible Employee and the relevant LTI Award Terms and Conditions shall be deemed accepted by such Eligible Employee with effect from the applicable Grant Date in case Philips has not received, in accordance with a procedure established by Philips, a notice of rejection of such LTI Award within fourteen (14) days of the Award Notification or such later date as may be determined by Philips.

2.

Restricted Share Rights may be granted to an Eligible Employee, whereby the Award Notification related to such Restricted Share Rights shall specify, inter alia, the number of Restricted Share Rights, the Grant Date and the Vesting Date. The Award Notification may contain such other provisions as deemed desirable by Philips.

3.

Performance Shares may be granted to an Eligible Employee, whereby the Award Notification related to such Performance Shares shall specify, inter alia, the number of Performance Shares, the Grant Date, the Performance Conditions and the Vesting Date. The Award Notification may contain such other provisions as deemed desirable by Philips, such as the discretionary authority Philips will have to make any adjustments or other determinations that may impact (the achievement of) the Performance Conditions of the relevant Performance Shares.

4.

Stock Options may be granted to an Eligible Employee, whereby the Award Notification related to such Stock Options shall specify, inter alia, the number of Stock Options, the Grant Date, the Option Period, the Exercise Price and the Vesting Date. The Award Notification may contain such other provisions as deemed desirable by Philips. For the avoidance of doubt, Stock Options shall not be exercisable before the applicable Vesting Date, and unvested or lapsed Stock Options cannot be exercised.

5.

Deferred Cash Incentives may be granted to an Eligible Employee, whereby the Award Notification related to such Deferred Cash Incentives shall specify, inter alia, the number of Deferred Cash Incentives, the Grant Date, the Performance Conditions and the Vesting Date. The Award Notification may contain such other provisions as deemed desirable by Philips, such as the discretionary authority Philips will have to make any adjustments or other determinations that may impact (the achievement of) the Performance Conditions of the relevant Deferred Cash Incentives.

6.

In respect of Performance Shares and (as the case may be) Deferred Cash Incentives, Philips will determine at the end of each Performance Period in its sole discretion the extent to which each of the Performance Conditions has been achieved and will calculate the number of Performance Shares or (as the case may be) Deferred Cash Incentives that may vest for the relevant Performance Period. Overall performance assessment and evaluation of the Performance Conditions, including any adjustments in the assessment, will be subject to the discretion of Philips. Philips may take into account such facts and circumstances as it deems appropriate, and/or in the interest of Philips.

Article 3

Termination of employment

1.

Except as otherwise provided in this Article 3, in case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for any reason whatsoever prior to the Vesting Date, such Participant’s LTI Awards shall be forfeited effective as of the date of termination of such Participant’s employment with the Employing Company without the Participant being entitled to any compensation or any obligation on the part of Philips or any Employing Company, unless Philips in its sole discretion determines otherwise in writing. Any such determination shall be final, conclusive, and binding, and may be subject to such conditions as Philips may determine appropriate.

In respect of Stock Options already Vested (i.e. exercisable) the Option Period will end two (2) years from the date of termination of the Participant’s employment or, if earlier, upon the expiry of the Option Period, unless such Participant’s employment with an Employing Company is terminated for cause or the Participant has breached or breaches any obligations imposed by or pursuant to his employment agreement, or any other serious reason which in Philips’ reasonable opinion justifies the forfeiture of Stock Options with immediate effect.

2.	In case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for reasons of:
(i)	Death, or
(ii)	Legal incapacity,

the estate of the Participant or his legal representative(s), as the case may be, shall remain entitled to any LTI Awards granted to such Participant nine (9) months or more prior to the date of such termination subject to the LTI Award Terms and Conditions. For the avoidance of doubt, any LTI awards granted less than nine (9) months prior to such termination shall be forfeited effective as of the date of such termination.

In respect of Stock Options, the Option Period will end five (5) years from the date of termination of the Participant’s employment due to the reasons mentioned under (i) or (ii) above or, if earlier, upon the expiry of the Option Period. If the remaining Option Period as from the date of termination is less than twelve (12) months, then such Stock Options shall be exercisable for a period of twelve (12) months as of the date of such termination and the Option Period shall be deemed extended accordingly, provided that the Stock Options shall only be exercisable in the manner as set forth in Article 10 (Cash Alternative).

3.	In case a Participant is no longer employed by any Employing Company as a result of the termination of such Participant’s employment with an Employing Company for reasons of:
(i)	Disablement,
(ii)	Retirement, or
(iii)	Any other reason Philips determines in its sole discretion,

such Participant shall remain entitled to any LTI Awards granted to such Participant nine (9) months or more prior to the date of such termination subject to the LTI Award Terms and Conditions. For the avoidance of doubt, any LTI awards granted less than nine (9) months prior to such termination shall be forfeited effective as of the date of such termination.

In respect of Stock Options, the Option Period will end five (5) years from the date of termination of the Participant’s employment with the Employing Company due to the reasons mentioned under (i), (ii), or (iii) above or, if earlier, upon the expiry of the Option Period.

For the purpose of this Plan, unless Philips in its sole discretion determines otherwise in writing to the Participant, a Participant’s employment shall be deemed terminated as a result of “retirement” if such Participant’s employment is terminated and such Participant satisfies the eligibility requirements to receive an immediate (early) retirement benefit under a(n) (early) retirement plan of an Employing Company under which such Participant was covered at the date of such termination, provided that payment of such (early) retirement benefit commences immediately following such termination. In case no retirement plan is provided by Philips in the country where the Participant was employed, retirement will be determined in the context of local practice, including, but not limited to, eligibility to a state retirement plan.

4.

In case a Participant is no longer employed by any Employing Company because of a Divestiture and provided the Participant remains employed by the divested business, such Participant shall remain entitled, subject to the LTI Award Terms and Conditions, to a time proportional part of any LTI Awards granted to such Participant nine (9) months or more prior to the date of such Divestiture. For the avoidance of doubt, any LTI awards granted less than nine (9) months prior to the Divestiture shall be forfeited upon the relevant termination date.

In respect of Stock Options, the Option Period will end five (5) years from the date of the Divestiture (or, if earlier, upon the expiry of the Option Period).

5.

Except as may be otherwise approved in writing by Philips in its sole discretion, in case a Participant is no longer employed by any Employing Company, the Participant (or his estate or legal representatives, as the case may be) shall withdraw from the relevant Participant’s Nominee Account all Shares acquired upon vesting of LTI Awards or, as the case may be, exercise of Stock Options, which were credited to the Nominee Account within:

a.	One hundred and eighty (180) days from the date of such termination of employment, or
b.	Three (3) years from the date of termination of employment, if for reasons of:
(i)	Death,
(ii)	Legal incapacity,
(iii)	Disablement, or
(iv)	Retirement,

provided, however, that the periods under a. and b. above shall be two (2) years and five (5) years, respectively, if the relevant Participant’s Nominee Account also includes Stock Options at the date of termination.

If the Participant (or his estate or legal representatives, as the case may be) fails to comply with the foregoing obligation, Philips reserves the right and Participant explicitly authorizes Philips to sell the Shares and to transfer the proceeds to the bank account of Participant provided to Philips and/or the administrator designated by Philips. If Participant has not provided a bank account, Philips may hold the money until Participant provides a bank account. Alternatively, Philips is authorized to request its designated administrator to collect the administration cost of the Participant’s Nominee Account from the Participant.

6.	In case – in the reasonable opinion of Philips – a Participant

a.

breaches (one of) the conditions in his employment agreement and/or agreement to terminate the employment agreement between the Participant and the Employing Company (such as but not limited to the obligations regarding non-competition, non-solicitation, confidentiality, and Intellectual Property), or

b.

disparages the Employing Company or the Employing Company’s officers, directors, or employees, in any manner likely to be harmful to any of them or their business, business reputation or personal reputation; provided that the Participant may respond fully and accurately to any questions, inquiry or request for information when required by legal process,

Philips has the discretion to decide that any LTI Award still outstanding will – in whole or in part – be forfeited with immediate effect, without the Participant being entitled to any compensation or any obligation on the part of Philips or any Employing Company.

Article 4

Non-transferability

The LTI Awards are strictly personal, and may not be assigned, transferred (except that, in case of death of a Participant, any LTI Awards held by the Participant at the date of his death shall pass to his heirs or legatees), pledged, hypothecated, or otherwise encumbered or disposed of in any manner. Participants may not engage in any transactions on any exchange or otherwise on the basis of any LTI Awards, such as hedging their position in the underlying Shares. Any violation of the terms of this Article 4 will cause the LTI Awards to become immediately null and void without further notice and without Participants being entitled to any compensation.

Article 5

Delivery and holding of Shares; Exercise of Stock Options

1.

Philips may require a Participant to maintain a personal brokerage account in connection with this Plan. Nothing contained in the LTI Award Terms and Conditions shall obligate Philips to establish or maintain or cause to establish or maintain a Nominee Account for any Participant.

2.

Subject to the LTI Award Terms and Conditions (including for the avoidance of doubt the satisfaction of the Vesting Conditions), Philips will deliver the relevant number of Shares pursuant to an LTI Award (other than a Deferred Cash Incentive) to a Participant on or as soon as reasonably practicable after the relevant Vesting Date or, as the case may be, the exercise of a Stock Option in accordance with Article 5.4. In no event shall Philips have any obligation to deliver any Shares to a Participant prior to the relevant Vesting Date or exercise.

3.	Any Shares to be delivered to a Participant pursuant to this Plan will be credited to the Nominee Account or a personal brokerage account.

4.

To exercise Stock Options, exercisable in accordance with the relevant LTI Award Terms and Conditions, the Participant must notify Philips and/or the administrator designated by Philips in accordance with the procedure determined by Philips.

The relevant notice shall in any event state:

a.	the Grant Date of the Stock Options that the Participant wishes to exercise;
b.	the number of Stock Options to be exercised; and
c.	whether Shares to be obtained upon such exercise are to be:
(i)

sold (in whole or in part) by Philips and/or the administrator designated by Philips on behalf of Participant as soon as possible. Upon such sale, the aggregate revenue of the Shares sold upon exercise of the Stock Options less the Exercise Price multiplied by the number of such Stock Options, and less any applicable Taxes and transaction or other costs, will be paid to Participant in accordance with a procedure determined by Philips; or

(ii)	delivered to Participant.

In case Participant elects to have the Shares to be delivered to Participant, the notice shall be accompanied by the payment in full of the Exercise Price, multiplied by the number of Stock Options so being exercised and increased by any applicable Taxes. Such payment shall be made: (a) in cash, (b) through additional methods prescribed by Philips or (c) by a combination of any such method.

5.

Each Participant shall at all times comply with any applicable market abuse rules and regulations and the Philips’ Rules of Conduct with respect to Inside Information or any other company policy on insider trading that may apply from time to time.

Article 6

Significant corporate events

Philips may make – but is not under any obligation to do so – equitable adjustment or substitution of the number or kind of Shares underlying the LTI Awards and/or, in the case of Stock Options, the Exercise Price, as it in its sole discretion deems equitable to reflect any significant corporate event of or by Philips, for example a change in the outstanding Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate change, or any distribution to holders of Shares other than regular dividends.

In the event of an adjustment or substitution of Stock Options, the aim shall be to preserve (as much as reasonably possible) both the aggregate difference and the aggregate ratio between the Exercise Price and the fair market value of the Shares to be acquired upon exercise of the Stock Options. Participant shall be notified promptly of such adjustment or substitution.

Article 7

Dividend equivalent

The Participant will have no rights to dividends in respect of Shares underlying an LTI Award prior to the delivery of any such Shares. However, LTI Awards (other than Stock Options) can be adjusted for any payment of dividends by Philips between the Grant Date and the Vesting Date. Philips is entitled, in its sole discretion, to determine whether and the manner in which the number of Shares comprised in the LTI Award will be increased. These additional Shares will only be delivered to the extent the LTI Award vests.

Article 8

Costs and Taxes

1.	All costs of delivering any Shares under this Plan to a Participant’s Nominee Account or personal brokerage account and any other costs connected with the Shares shall be borne by the Participant.

2.

Taxes, whether already effective on the Grant Date or becoming effective thereafter, and any changes or modifications therein and termination thereof which may result for the Participant in connection with any LTI Award (including, but not limited to, the grant of the LTI Award, the ownership of the LTI Award, the exercise of any Stock Option, the delivery of any Shares pursuant to an LTI Award, the ownership and/or the sale of any Shares so acquired) shall be for the sole risk and account of the Participant.

3.

Philips and any Employing Company shall have the right to deduct or withhold (or cause to be deducted or withheld) from any salary payment or other sums due by Philips or any Employing Company to Participant, or requiring the Participant or beneficiary of the Participant, to pay to Philips an amount necessary to settle any Taxes and any costs determined by Philips necessary to be withheld in connection with this Plan (including, but not limited to, the grant of the LTI Award or the delivery of any Shares under this Plan).

4.

Philips shall not be required to deliver any Shares and Philips may delay (or cause to be delayed) the transfer of any Shares to a Nominee Account or a personal brokerage account until Philips has received an amount, or the Participant has made such arrangements required by Philips necessary to satisfy any withholding of any Taxes and any costs to be borne by the Participant in connection with this Plan as determined by Philips.

5.

Philips is herewith irrevocably authorized by the Participant to sell (part of) Participant’s Shares credited to a Nominee Account and to maintain such part of the proceeds of this sale as payment to Philips necessary to satisfy any withholding of any Taxes and any costs to be borne by the Participant in connection with this Plan as determined by Philips or decide to pay a cash amount equal to the estimated Taxes due and credit the net Shares to the Nominee Account.

Article 9

Dividend payment on shares

Philips is entitled, in its sole discretion, to determine the manner in which dividend on any Shares acquired by a Participant pursuant to the LTI Award Terms and Conditions and deposited on the Nominee Account at the applicable record date, is paid to such Participant including, but not limited to, the payment of dividend by means of a dividend reinvestment plan pursuant to which the dividend will be reinvested in the purchase of Shares.

Article 10

Cash alternative

Philips may (at its sole discretion) advise a Participant who is resident outside the Netherlands to request in writing to receive, upon Vesting of an LTI Award other than a Deferred Cash Incentive, an amount in cash as an alternative to Shares, subject to LTI Award Terms and Conditions determined to apply (mutatis mutandis) by Philips. If so advised, the Participant will upon his request be entitled to an amount in Euros or in U.S. Dollars, depending on where the Shares underlying the relevant LTI Award are traded. Such amount shall be equal to: (a) the opening price of a Share on the relevant Stock Exchange on the Vesting Date (in the case of Stock Options, minus the Exercise Price) multiplied by (b) the number of Shares underlying the relevant LTI Award. The amount will be paid to the Participant on or as soon as reasonably practicable after the relevant Vesting Date.

Further, any costs to be paid and any applicable Taxes shall be deducted from the amount to be received by the Participant. The same method shall be used for calculating the cash amount to which heirs and legatees of a Participant are entitled in accordance with Article 3.2. In no event shall Philips or the Employing Company have any obligation to (i) deliver Shares to a Participant, or (ii) pay an amount to a Participant prior to the relevant Vesting Date.

Article 11

Change of control

In the event of a change of control situation, Philips shall have the discretion to accelerate the Vesting of LTI Awards, subject to the achievement of any applicable Performance Conditions or other Vesting Conditions, to the date of completion of the change of control, taking into account the principles of reasonableness and fairness and, unless Philips determines otherwise, the part of the LTI Award which vest will be reduced on a time proportional basis.

Article 12

General provisions

1.

Philips shall have the authority to: i) interpret the LTI Award Terms and Conditions, ii) establish, amend, and rescind any of the LTI Award Terms and Conditions including any rules and regulations relating thereto and/or establish addenda to comply with or suit country specific requirements, iii) determine the terms and conditions of any agreements entered into under the LTI Award Terms and Conditions, and iv) make all other determinations necessary or advisable. The LTI Award Terms and Conditions including any rules and regulations relating to the LTI Award Terms and Conditions, in force from time to time, are published on the website of Philips or an administrator designated by Philips and apply to all previous and future LTI Awards granted under this Plan. Philips may delegate the authority to practice administrative and operational functions with respect to the LTI Award Terms and Conditions and the LTI Awards to officers or employees of subsidiaries of Philips and to service providers.

2.

Philips may in its sole discretion but acting in good faith, resolve to recoup some or all such incentive compensation - including any benefits derived therefrom - in all appropriate cases (taking into account all relevant factors, including whether the assertion of a recoupment claim may in its opinion prejudice the interests of Philips and its group companies in any related proceeding or investigation), granted to a Participant under this Plan, if:

a.	Equity-based incentive compensation under these terms and conditions has been granted and/or has vested on the basis of incorrect financial or other data; or

b.

In assessing the extent to which any Performance Conditions and/or any other condition imposed on the LTI Award was satisfied, such assessment was based on an error, inaccurate or misleading information or assumptions and that such error, information, or assumptions would have resulted or did in fact result either directly or indirectly in that LTI Award Vesting (or being capable of Vesting) to a greater degree than would have been the case had that error not been made; or

c.

There are circumstances which would warrant Philips or the Employing Company summarily dismissing (or requesting in court the termination of the employment of) that individual – for instance on the basis of article 7:408, 7:677 or 7:686 Dutch Civil Code – (whether Philips or the Employing Company has chosen to do so) where such circumstances arose in the period from the Grant Date to the Vesting Date; or

d.	That individual is or was involved in, or directly or indirectly responsible for a violation of the Philips General Business Principles or applicable law; or
e.	The Employing Company or the business unit in which the relevant Participant works/worked, or for which he was responsible, suffered a material failure of risk management; or
f.	An event occurred with an adverse impact on the reputation of Philips or the Employing Company, which in the reasonable opinion of Philips justifies the operation of a recoupment claim; or
g.	As provided in any applicable clawback policy.

By accepting an LTI Award under this Plan, the Participant agrees in advance to fully co-operate with Philips and the Employing Company to give effect to this Article 12.

Furthermore, by accepting any LTI Awards under the LTI Award Terms and Conditions, the Participant provides an irrevocable power of attorney to Philips to transfer any Shares acquired pursuant to an LTI Award and held by such Participant in the account administered by Philips’ global plan administrator and any other acts necessary or desirable to give effect to this article. This power of attorney is governed by Dutch law exclusively.

3.

No Participant shall have any rights or privileges of shareholders (including the right to receive dividends and to vote) with respect to Shares to be delivered pursuant to LTI Awards until such Shares are delivered to such Participant in accordance with Article 5 of this Plan.

4.

The (value of) LTI Awards granted to, or Shares acquired by, a Participant pursuant to such LTI Awards under this Plan shall not be considered as compensation in determining a Participant’s benefits under any benefit plan of an Employing Company, including but not limited to, group life insurance, long-term disability, family survivors, or any retirement, company pension or savings plan.

5.

Nothing contained in the LTI Award Terms and Conditions or agreement entered into pursuant thereto shall confer upon any Participant any right to be retained in employment with any Employing Company, or to be entitled to any remuneration or benefits not set forth in this Plan or interfere with or limit in any way with the right of any Employing Company to terminate such Participant’s employment or to discharge or retire a Participant at any time.

6.

If a provision of this Plan is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of this Plan, this Plan shall be construed as if the illegal or invalid provisions had not been included in this Plan.

7.	Where the context requires, words in either gender shall also include the other gender.

8.	The English version of this Plan is leading. If there is a discrepancy between the contents of a translation and the English version of this Plan, the English version of this Plan prevails.

9.	This Plan shall be governed by and construed in accordance with the laws of The Netherlands, without regard to its principles of conflict of laws.

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